August 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeanne Baker

         Terence O’Brien

Re:	Cibus, Inc.

Form 8-K/A filed June 29, 2023

File No. 001-38161

Ladies and Gentlemen:

Cibus, Inc., a company incorporated under the laws of the state of Delaware (the “Company” or “Cibus”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated August 14, 2023 (the “Comment Letter”) with respect to the Company’s Form 8-K/A filed with the Commission on June 29, 2023.

Set forth below is the Company’s response to the Comment Letter. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Capitalized terms not otherwise defined in this letter have the meaning given to them in the above referenced filing.

Form 8-K/A filed June 29, 2023

Exhibit 99.7 Unaudited Pro Forma Combined Financial Information for Cibus Global, LLC and Calyxt, Inc.

Introductory Note, page 1

1.

We note your response to prior comment 1. You indicate that upon closing of the Transactions, Cibus Global met the definition of a variable interest entity (a “VIE”). Please tell us whether Cibus Global met the definition of a VIE prior to the closing of the Transactions. If so, please provide us with your analysis.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 23, 2023

Response:

The Company respectfully advises the Staff that the Company has not completed an assessment as to whether or not Cibus Global met the definition of a VIE prior to the closing of the Transactions. The Company considers that such an assessment in respect of the period preceding the closing of the Transactions was not necessary for the determination of the accounting acquirer in the Transactions.

As noted in the Company’s previous response to the Staff’s prior comment 1, even if Cibus Global were concluded to be a VIE prior to the closing of the Transactions, the Company has evaluated whether any person controlled Cibus Global prior to the consummation of the Transactions and concluded that none of Cibus Global’s members—nor any other person or entity, including Calyxt—had a controlling financial interest in Cibus Global during such period.

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If you have any questions regarding the foregoing or would like to discuss further any of the matters raised in this response letter, please feel free to contact Peter E. Devlin of Jones Day at (212) 326-3978.

Very truly yours,

/s/ Rory Riggs

Rory Riggs Chief Executive Officer

cc:	Wade King, Cibus, Inc.

Steve Berreth, Cibus, Inc.

Peter E. Devlin, Jones Day

Jeremy W. Cleveland, Jones Day